                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549



                         ____________________________


                                  SCHEDULE 13G



            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               COST-U-LESS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                        221492 10 1
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                     (CUSIP Number of Class of Securities)

                                     December 31, 1998
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            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X] Rule 13d-1(b)

      [_] Rule 13d-1(c)

      [_] Rule 13d-1(c)

                               Page 1 of 7 Pages
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-----------------------                                  ---------------------
  CUSIP NO.  221492101           SCEHEDULE 13G             PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael J. Rose

      SSN: ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          608,391 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          608,391 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      608,391 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      14.7%
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      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 Pages
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                   NOTES TO SCHEDULE 13G FOR MICHAEL J. ROSE

     (1) Includes 12,077 shares held by The Michael J. Rose Childrens Trust dated January 6, 1992, 32,470 shares held by the Michael J. Rose Trust for Children and Grandchildren dated November 30, 1993, and 68,775 shares subject to options and a warrant exercisable as of December 31, 1998. Mr. Rose disclaims beneficial ownership of the shares held in trust.

                               Page 3 of 7 Pages
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ITEM 1(A). NAME OF ISSUER.

     This Schedule 13G relates to Cost-U-Less, Inc., a Washington corporation (the "Company").

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The Company's principal executive offices are located at 12410 S.E. 32nd Street, Bellevue, Washington 98005.

ITEM 2(A). NAME OF PERSON FILING.

     This Schedule 13G relates to Michael J. Rose.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE.

     The business address of the reporting person is 12410 S.E. 32nd Street, Bellevue, Washington 98005.

ITEM 2(C). CITIZENSHIP.

     Mr. Rose is a United States citizen.

ITEM 2(D). TITLE OF CLASS OF SECURITIES.

     This Schedule 13G relates to the Company's common stock, $.001 par value per share (the "Common Stock").

ITEM 2(E). CUSIP NUMBER.

     The CUSIP Number for the Company's Common Stock is 221492 10 1.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
     (C), CHECK WHETHER THE PERSON FILING IS A:

                                NOT APPLICABLE.

     (a) [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_]  Insurance Company as defined in Section 3(a)(19) of the Exchange
              Act.

                               Page 4 of 7 Pages
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     (d) [_]  Investment Company registered under Section 8 of the Investment
              Company Act.

     (e) [_]  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent or holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

ITEM 4. OWNERSHIP.

     The following describes the ownership of Common Stock by Mr. Rose as of December 31, 1998:

     (a)  Amount beneficially owned:  608,391 (1)

     (b)  Percent of class:  14.7%

     (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:  608,391 (1)

              (ii)   Shared power to vote or to direct the vote:  0

             (iii)   Sole power to dispose or to direct the disposition of:
                     608,391 (1)

              (iv)   Shared power to dispose or to direct the disposition of:  0

     ____________________

          (1) Includes 12,077 shares held by The Michael J. Rose Childrens Trust dated January 6, 1992, 32,470 shares held by the Michael J. Rose Trust for Children and Grandchildren dated November 30, 1993, and 68,775 shares subject to options and a warrant exercisable as of December 31, 1998. Mr. Rose disclaims beneficial ownership of the shares held in trust.

                               Page 5 of 7 Pages
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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATIONS.

     Not applicable.

                              Page 6 of 7 Pages
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                                   SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     Dated: February 2, 1999


                              /s/ Michael J. Rose
                              --------------------------
                                  Michael J. Rose


                               Page 7 of 7 Pages